Bontan Corporation Inc.

47 Avenue Road, Suite 200

Toronto, Ontario, Canada M5R 2G3

T:  416-860-0211

F:  416-361-6228

April 1, 2005

Mr. John Robinson

President

Current Capital Corp.

47 Avenue Road

Suite 200

Toronto, ON

M5R 2G3

Dear John:

Following our discussions, we are pleased to confirm that the following two agreements relating to investor relations and media relations services respectively, have been extended for further two year term up to April 1, 2007 on the same terms and conditions outlined therein, unless revised by a written agreement between the two parties:

Investor relations contract dated April 1, 2003

Media relation contract dated April 1, 2003

Please sign on a copy of this letter as your agreement to the details as outlined above.

Sincerely,

/s/Kam Shah

Kam Shah

Chief Executive Officer

We confirm and accept the terms outlined above.

/s/John Robinson

John Robinson

President

Current Capital Corp.